March 10, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street N.E.
Washington, D.C. 20549
Attention: Scott Anderegg; Rufus Decker; James Giugliano; and Mara Ransom

Re: Abercrombie & Fitch Co.
Form 10-K for the Fiscal Year Ended February 1, 2020
Filed March 31, 2020
Form 10-Q for Fiscal Quarter Ended October 31, 2020
Filed December 7, 2020
Form 8-K filed November 25, 2020
File No. 001-12107

Ladies and Gentlemen:

This letter sets forth the response of Abercrombie & Fitch Co. (the “Company”, “we”, “us” or “our”) to the telephone conversation with the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) and the Company on March 1, 2021, regarding the third comment contained in your letter dated January 29, 2021 and the Company’s response thereto as set forth in the Company’s response letter dated February 12, 2021.

The Company’s response set forth below corresponds to the comment as numbered in the Staff’s January 29, 2021 letter.

Form 10-Q for Fiscal Quarter Ended October 31, 2020

Financial Statements
Condensed Consolidated Statements of Cash Flows, page 7

3.Per Note 10 of your financial statement footnotes on page 15, the investments of rabbi trust assets consist almost entirely of trust-owned life insurance policies. Please tell us in detail how you determined the withdrawal of funds from rabbi trust assets represented an operating cash inflow, rather than an investing cash inflow. Also, tell us the amounts of any other cash receipts from settlement of trust-owned life insurance policies for each period presented in this Form 10-Q and your most recent Form 10-K and discuss how you determined the cash flow classification used. Refer to ASC 230-10-45-21C.

As set forth in our response letter dated February 12, 2021, the Company has determined that the withdrawal of $50 million of excess funds from assets held in the Company’s irrevocable rabbi trust (“Rabbi Trust”) in March 2020 was incorrectly presented as cash provided by operating activities, rather than as cash provided by investing activities in the Condensed Consolidated Statements of Cash Flows for the thirteen week, twenty-six week, and thirty-nine week periods ended May 2, 2020, August 1, 2020, and October 31, 2020, respectively (collectively, the “Fiscal 2020 Interim Cash Flow Statements”), which were included in the Company’s previously issued unaudited Condensed Consolidated Financial Statements as of and for the periods ended May 2, 2020, August 1, 2020, and October 31, 2020 included in the Company’s quarterly reports on Form 10-Q filed with the Commission on June 10, 2020, September 8, 2020, and December 7, 2020, respectively (collectively, the “Fiscal 2020 Interim Financial Statements”).

Subsequent to our telephone conversation with the Staff on March 1, 2021 and in light of the views shared by the Staff during that conversation, the Company’s management reassessed, in accordance with the guidance contained in Topics 1.M (SAB 99) and 1.N (SAB 108) of the Codification of Staff Accounting Bulletins, the impact of this classification error and determined it is material to the Fiscal 2020 Interim Financial Statements.

On March 1, 2021, as was reported under Item 4.02 of the Company’s Form 8-K filed with the Commission on March 3, 2021 (the “March 3, 2021 Form 8-K”), the Audit and Finance Committee of the Board of Directors of the Company (the “Audit Committee”), after discussion with the Company’s management and with PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, concluded that the Fiscal 2020 Interim Financial Statements should no longer be relied upon and are to be restated in order to correct the classification error.

As discussed with the Staff during the telephone conversation on March 1, 2021 and as the Staff has indicated would be acceptable, the Company has not filed and does not intend to file amendments to the Company’s previously filed Quarterly Reports on Form 10-Q for the periods affected by the correction of the classification error and restatement of the Company’s Fiscal 2020 Interim Financial Statements as described above. The Company will disclose the impact of such restatement on its Fiscal 2020 Interim Financial Statements in conjunction with its Annual Report on Form 10-K for the fiscal year ended January 30, 2021 (the “Company’s Fiscal 2020 Form 10-K”) as suggested below and restated Fiscal 2020 Interim Financial Statements will be presented in future filings with the Commission (as applicable).

Proposed Disclosure for the Fiscal 2020 Form 10-K

We propose to provide the following disclosure in a Correction of Error in Previously Reported Interim Financial Statements (Unaudited) footnote within the Notes to the Consolidated Financial Statements of the Company’s Fiscal 2020 Form 10-K:

Subsequent to filing the Company’s Quarterly Reports on Form 10-Q for the periods ended May 2, 2020, August 1, 2020, and October 31, 2020 (collectively, the “Fiscal 2020 Quarterly Reports on Form 10-Q”), a classification error was identified within the Company’s condensed consolidated statements of cash flows related to the presentation of the withdrawal of excess funds from the over-funded Rabbi Trust assets that occurred during the fiscal quarter ended May 2, 2020. The withdrawal of $50 million of excess funds from the Company’s Rabbi Trust was incorrectly presented as a cash inflow from operating activities, rather than as a cash inflow from investing activities, in the Condensed Consolidated Statements of Cash Flows included within each of the Fiscal 2020 Quarterly Reports on Form 10-Q. Based on quantitative and qualitative assessments, the incorrect presentation of such amounts is considered material to the Condensed Consolidated Financial Statements as of and for the periods ended May 2, 2020, August 1, 2020, and October 31, 2020, which will be restated. This classification error did not have an impact on the cash balances or on the unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss), the Condensed Consolidated Balance Sheets or the Condensed Consolidated Statements of Stockholders’ Equity. The effects of the classification error on the Condensed Consolidated Statements of Cash Flows are shown in the tables below.

	Thirteen Weeks Ended
	As Originally Reported		As Restated
(in thousands)	May 2, 2020	Adjustment	May 2, 2020
Net cash used for operating activities	$(90,776)	$(50,000)	$(140,776)
Net cash (used for) provided by investing activities	(46,990)	$50,000	3,010
Net cash provided by financing activities	171,668	—	171,668
Effect of foreign currency exchange rates on cash	(3,891)	—	(3,891)
Net increase in cash and equivalents, and restricted cash and equivalents	$30,011	—	$30,011
Cash and equivalents, and restricted cash and equivalents, beginning of period	$692,264	—	$692,264
Cash and equivalents, and restricted cash and equivalents, end of period	$722,275	—	$722,275

	Twenty-six Weeks Ended
	As Originally Reported		As Restated
(in thousands)	August 1, 2020	Adjustment	August 1, 2020
Net cash provided by operating activities	$96,233	$(50,000)	$46,233
Net cash used for investing activities	(75,621)	$50,000	(25,621)
Net cash provided by financing activities	71,329	—	71,329
Effect of foreign currency exchange rates on cash	1,785	—	1,785
Net increase in cash and equivalents, and restricted cash and equivalents	$93,726	—	$93,726
Cash and equivalents, and restricted cash and equivalents, beginning of period	$692,264	—	$692,264
Cash and equivalents, and restricted cash and equivalents, end of period	$785,990	—	$785,990

	Thirty-nine Weeks Ended
	As Originally Reported		As Restated
(in thousands)	October 31, 2020	Adjustment	October 31, 2020
Net cash provided by operating activities	$158,894	$(50,000)	$108,894
Net cash used for investing activities	(91,748)	$50,000	(41,748)
Net cash provided by financing activities	70,129	—	70,129
Effect of foreign currency exchange rates on cash	2,269	—	2,269
Net increase in cash and equivalents, and restricted cash and equivalents	$139,544	—	$139,544
Cash and equivalents, and restricted cash and equivalents, beginning of period	$692,264	—	$692,264
Cash and equivalents, and restricted cash and equivalents, end of period	$831,808	—	$831,808

Assessment of the Company’s Internal Control over Financial Reporting

As was reported under Item 4.02 in the Company’s March 3, 2021 Form 8-K, the Company’s management has concluded that in light of the classification error described above, a material weakness exists in the Company’s internal control over financial reporting and the Company’s disclosure controls and procedures were not effective. The Company did not design and maintain effective controls over the presentation and disclosure of activities in its Consolidated Statements of Cash Flows. Specifically, the Company did not design and maintain controls to research and apply relevant accounting guidance in assessing the appropriate classification of cash flow activities associated with new transaction types. As part of the Company’s efforts to remediate the material weakness, new procedures have been implemented to research and apply relevant accounting guidance regarding the classification of cash flow activities associated with new transaction types and to document the Company’s conclusions with respect to such analysis. While the Company continues to take remediation steps and expects to complete the remediation process in the fiscal year ending January 29, 2022, the Company’s management has concluded that the material weakness has not been remediated as of the date of this letter. The material weakness in internal control over financial reporting will be disclosed in the Company’s Fiscal 2020 Form 10-K.

If you have any questions or require any additional information regarding this matter, please contact me at (614) 765-4828.

Very truly yours,

/s/ Scott Lipesky

Scott Lipesky
Senior Vice President and Chief Financial Officer
Abercrombie & Fitch Co.